SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

                     SEC FILE NUMBER   0-17272

         [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
               [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                     CUSIP NUMBER   878377100

          For Period Ended:  September 30, 2004

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: Techne Corporation

Former Name if Applicable:

Address of Principal Executive Office:  614 McKinley Place NE

City, State and Zip Code:  Minneapolis, MN  55413


                PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a) The reasons described in reasonable detail in Part III of this
   |     form could not be eliminated without unreasonable effort or
   |     expense;
   |
   | (b) The subject annual report, semi-annual report, transition report
/X/|     on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
   |     be filed on or before the fifteenth calendar day following the
   |     prescribed due date; or the subject quarterly report of transition
   |     report on Form 10-Q, or portion thereof will be filed on or before
   |     the fifth calendar day following the prescribed due date; and
   |
   | (c) The accountant's statement or other exhibit required by Rule
   |     12b-25(c) has been attached if applicable.


                    PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant needs more time than originally anticipated to gather all of the financial information necessary to complete the Form 10-Q for the quarter ended September 30, 2004. The Registrant is analyzing its classification of available-for-sale investments as current assets since a portion of the portfolio has contractual maturities of more than one year. Until the analysis is complete, KPMG LLP, the Registrant's independent registered public accounting firm, has not complete their review for the three months period ended September 30, 2004.


               PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Thomas E. Oland          (612)        379-8854
     -----------------     ----------  --------------
          (Name)          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                 [ X ]  Yes   [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [  ]  Yes   [ X ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Techne Corporation
              (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 10, 2004     By /s/ Thomas E. Oland
                           -----------------------------
                           Thomas E. Olanc
                           President, Chief Executive and
                           Chief Financial Officer